FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Performance Share Plan (the Plan) notified the Company and the under-mentioned Directors and Persons Discharging Managerial Responsibility (PDMR) on 21 July 2014 of the following increases in their notional interests in Ordinary Shares at a price of 1572.00 pence per Ordinary Share and American Depositary Shares (ADSs) at a price of $54.40 per ADS following the notional re-investment of the dividend paid to shareholders on 10 July 2014.

Director/PDMR	Ordinary Shares	ADSs
Sir Andrew Witty	16,496.396
Dr M M Slaoui		4,716.361
Mr S Dingemans	6,928.786
Mr S M Bicknell	1,118.001
Mr R G Connor	2,265.967
Mrs D P Connelly		1,961.322
Mr J Ford		253.675
Mr S A Hussain	5,620.681
Mr W C Louv		1,383.528
Mr D S Redfern	2,386.006
Ms C Thomas	3,293.059
Mr P C Thomson	1,606.307
Mr D E Troy		2,803.015
Dr P J T Vallance	6,860.558
Ms E Walmsley	3,988.143
Mrs V A Whyte	456.597

The notional dividends accrued will be paid out in proportion to the percentage of participants' Plan holdings that vest following the end of the relevant measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

21 July 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 21, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc